Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

August 2, 2013

VIA:  EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Amendment No. 5 to Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

Filed electronically on behalf of Bureau of Yummy Flies, Inc. (the “Registrant” or “Company”) is Amendment No. 5 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of July 23, 2013. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by overnight delivery under separate cover.

Prospectus Cover Page
Comment No. 1

Per our phone conversation of this date, disclosure has been revised to reflect that the selling shareholders will receive an aggregate of $99,450 from the sale of their shares.

Prospectus Summary
(page 3)
Comment No. 2

The requested disclosure has been incorporated into the Prospectus Summary. In addition, the relevant risk factor has been revised.  See pages 4 and 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 15)

Comment No. 3

The disclosure has been revised to make the same consistent. See pages 17 and 22.

Description of Business
(page 19)

Comment No. 4

All references to the word “unique” as the same pertains to the Registrant’s products have been deleted throughout the Prospectus.

Comment No. 5

Additional disclosure has been added in the Prospectus to explain how the aggregate costs are estimated to be $100,000.  See page 24.

Comment No. 6

The relevant disclosure has been updated to reflect that the Registrant’s independent accountant audited the financial statements for the years ended December 31, 2012 and 2011. See page 33.

Securities and Exchange Commission
August 2, 2013

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm